UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

PAR PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Mark Strefling

Whitebox Advisors LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,067,099 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,067,099 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,099 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 45,802,763 shares of Common Stock issued and outstanding as of August 3, 2017 as reported in the Issuer's Form 10-Q filed on August 9, 2017, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,067,099 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,067,099 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,067,099 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 45,802,763 shares of Common Stock issued and outstanding as of August 3, 2017 as reported in the Issuer's Form 10-Q filed on August 9, 2017, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,006 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,006 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,741,006 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 45,802,763 shares of Common Stock issued and outstanding as of August 3, 2017 as reported in the Issuer's Form 10-Q filed on August 9, 2017, and 163,842 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 13 to Schedule 13D ("Amendment No. 13") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 13 amends, as set forth below, the Schedule 13D filed by Whitebox Advisors LLC and certain related parties with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015, Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015, Amendment No. 7 to the Original Schedule 13D filed on June 21, 2016, Amendment No. 8 to the Original Schedule 13D filed on August 15, 2016, Amendment No. 9 to the Original Schedule 13D filed on September 13, 2016, Amendment No. 10 to the Original Schedule 13D filed on December 5, 2016, Amendment No. 11 to the Original Schedule 13D filed on June 9, 2017 and Amendment No. 12 to the Original Schedule 13D filed on September 12, 2017 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The items of the Schedule 13D are amended as described herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)       See Items 11 and 13 of the cover pages to this Amendment No. 13 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of September 19, 2017. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 45,802,763 shares of Common Stock outstanding, which is the number of Common Stock outstanding that the Issuer reported in the Issuer's Form 10-Q filed on August 9, 2017. For purposes of these calculations the following number of Common Stock have been included in the number of shares of Common Stock outstanding for the respective Reporting Person(s): (i) the 354,350 shares of Common Stock issuable upon exercise of the Warrants over which WA and WB GP have indirect beneficial ownership; and (ii) the 163,842 shares of Common Stock issuable upon the exercise of the Warrants over which WMP has beneficial ownership.

(b)       See Items 7 through 10 of the cover pages to this Amendment No. 13 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of September 19, 2017 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)       The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 99.37. All transactions were conducted in the open market.

(d)       The WA Private Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)       Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows.

Exhibit No.	Description
99.37	Schedule of Transactions in the Common Stock by the Reporting Persons
99.38	Amended and Restated Joint Filing Agreement, dated September 19, 2017, among the Reporting Persons.
99.39	Executive Officers and Board of Whitebox Advisors LLC
99.40	Board of Whitebox General Partner LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2017

WHITEBOX ADVISORS LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Chief Legal Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Whitebox Advisors LLC Chief Legal Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner, LLC

By:	/s/ Elissa Weddle
Elissa Weddle Whitebox Advisors LLC Chief Legal Officer

EXHIBIT 99.37

SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
08/28/2017	Common Stock	N/A	32,141	$17.7441
08/29/2017	Common Stock	N/A	44,800	$17.7827
08/30/2017	Common Stock	N/A	20,900	$17.773
09/05/2017	Common Stock	N/A	40,900	$17.4069
09/06/2017	Common Stock	N/A	108,194	$17.422
09/07/2017	Common Stock	N/A	230,910	$17.6735
09/11/2017	Common Stock	N/A	43,893	$18.5116
09/12/2017	Common Stock	N/A	171,304	$18.5235
09/13/2017	Common Stock	N/A	178,825	$18.4522
09/15/2017	Common Stock	N/A	79,600	$19.6707
09/18/2017	Common Stock	N/A	72,944	$19.8000
09/19/2017	Common Stock	N/A	34,083	$19.7846

Schedule of Transactions in Common Stock by Whitebox Multi-Strategy Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
08/28/2017	Common Stock	N/A	10,658	$17.7441
08/29/2017	Common Stock	N/A	14,900	$17.7827
08/30/2017	Common Stock	N/A	6,931	$17.773
09/05/2017	Common Stock	N/A	10,902	$17.4069
09/06/2017	Common Stock	N/A	28,838	$17.422
09/07/2017	Common Stock	N/A	61,548	$17.6735
09/11/2017	Common Stock	N/A	14,010	$18.5116
09/12/2017	Common Stock	N/A	54,676	$18.5235
09/13/2017	Common Stock	N/A	57,077	$18.4522
09/15/2017	Common Stock	N/A	35,910	$19.6707
09/18/2017	Common Stock	N/A	32,907	$19.8000
09/19/2017	Common Stock	N/A	15,376	$19.7846

EXHIBIT 99.38

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 13 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 13 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.

Date: September 19, 2017

WHITEBOX ADVISORS LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Chief Legal Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Whitebox Advisors LLC Chief Legal Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner, LLC

By:	/s/ Elissa Weddle
Elissa Weddle Whitebox Advisors LLC Chief Legal Officer

Exhibit 99.39

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit 99.40

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

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